UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended May 30, 2006

000-50128

Commission File Number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of North Carolina Savings and Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BNC BANCORP

1226 Eastchester Drive

High Point, North Carolina 27265

Telephone (336) 869-9200

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

Thomasville, North Carolina

Financial Statements

and

Supplemental Schedules

May 31, 2006

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

MAY 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of

Bank of North Carolina Savings and Profit Sharing Plan and Trust

Thomasville, North Carolina

We have audited the accompanying statement of net assets available for benefits of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) as of May 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended May 31, 2006. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and accompanying schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2006 and 2005, and the statement of changes in net assets available for benefits for the year ended May 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and the supplemental Schedule of Prohibited Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CHERRY, BEKAERT & HOLLAND, L.L.P.

Raleigh, North Carolina

February 29, 2008

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

May 31, 2006 and 2005

	2006	2005
Assets
Investments	$5,085,123	$4,064,535
Participant loans	111,435	81,334
Receivables:
Participant contributions	19,340	—
Employer contributions	15,202	—

Total receivables	34,542	—

Total assets	5,231,100	4,145,869

NET ASSETS AVAILABLE FOR BENEFITS	$5,231,100	$4,145,869

The accompanying notes are an integral part of the financial statements.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended May 31, 2006

Additions to net assets attributed to:
Net appreciation in fair value of investments	$527,300
Interest and dividends	33,874

Contributions
Participant contributions	458,463
Employer contributions	343,195
Rollover contributions	83,666

Total contributions	885,324

Total additions	1,446,498

Deductions from net assets attributed to:
Benefits paid to participants	361,267

Total deductions	361,267

NET INCREASE	1,085,231
Net assets available for pension benefits - beginning of year	4,145,869

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$5,231,100

The accompanying notes are an integral part of the financial statements.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2006

Note 1 – Description of the Plan

The following brief description of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan was officially adopted and effective on January 1, 1997. The Plan is a defined contribution pension plan covering all non-bargaining unit employees of Bank of North Carolina (the “Company”) who have attained the age of 18. The Plan is administered by BISYS Retirement Services. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974(ERISA).

Contributions – Each year, participants may contribute up to 75% of pre-tax annual compensation subject to Internal Revenue Code Limitations, as defined in the Plan. Participants may also contribute rollovers from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company makes matching contributions to the Plan equal to 100% of employees’ elective deferrals up to 6%. Employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.

Participant accounts – Each participant’s account is credited with the participant’s contribution, including any rollover amounts from qualified plans, and allocations of the Company’s contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Plan’s contributions portion of their accounts is based on years of continuous service as follows:

Years of Service	Vesting Percentage
Less than one	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Payment of benefits – Participants may withdraw all or a portion of their vested account if they terminate employment before attaining normal retirement age, become disabled, or attain normal retirement age but continue to work. Participants may also withdraw from the Plan when they attain age 59  1/2 but continue to work or qualify for in-service distributions on account of financial hardship. Payments from the Plan that are eligible rollover distributions may be either paid in a direct rollover to an individual retirement account of another employer plan or paid directly to the participant. If the vested portion is between $1,000 and $5,000, and the participant does not elect to receive the distribution in a lump sum or direct rollover, benefits will be paid as a direct rollover to an individual retirement account. If the vested account balance is more than $5,000, all or a portion of benefits will be paid as a lump sum.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2006

Note 1 – Description of the Plan (continued)

Participant Loans – The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to $50,000 or 50% of their vested account balance, whichever is less. All loans are secured by the participant’s vested balance and bear interest at a rate equal to the prime rate at the time of the loan plus 1%. The interest rates vary from 5.00% to 8.50% during fiscal year 2006. Loan repayments must be amortized in level payments, not less frequently than quarterly, over a period not extending five years from the date of the loan, unless such loan is used to acquire a dwelling unit which, within a reasonable time, will be used as the principal residence of the participant.

Forfeited accounts – When certain terminations of participation in the Plan occur, the nonvested portion of the participants account, as defined by the Plan, represents a forfeiture. Such forfeitures are used to reduce future employer contributions. At May 31, 2006 and 2005, forfeited nonvested amounts totaled $15,842 and $9,839. During 2006, there were $0 used to reduce employer contributions.

Administrative expenses – All reasonable expenses of administration including, but not limited to, those involved in retaining necessary professional assistance are paid by the plan sponsor.

Note 2 – Summary of significant accounting policies

Basis of accounting – The foregoing financial statements are prepared on the accrual basis of accounting.

Investment valuation and income recognition – Investments are stated at fair value as measured by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Investment securities in general, are subject to various risks, such as interest rate, credit and overall market volatility. Due to the levels of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Payment of benefits – Benefits are recorded when paid.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2006

Note 3 – Investments

The following presents investments that represent 5% or more of the Plan’s net assets at May 31:

	2006	2005
Alliance Bernstein Small Value R, 14,278.84 shares and 0 shares, respectively	$237,886	$—
Bank of North Carolina Stock Fund, 101,696.93 shares and 46,603.83 shares, respectively	$1,971,585	$840,267
Oppenheimer Capital Appreciation A, 5,989.25 shares and 0 shares, respectively	$255,083	$—
Oppenheimer Main Street Small Cap Fed A, 10,532.56 shares and 0 shares, respectively	$234,350	$—
Oppenheimer Cash Reserves A, 1,082,794.17 shares and 0 shares, respectively	$1,082,794	$—
Oppenheimer Value Fund A, 9,725.01 shares and 0 shares, respectively	$236,026	$—
S&P MidCap, 0 shares and 14,347.62 shares, respectively	$—	$634,844
S&P 500, 0 shares and 7,231.87 shares, respectively	$—	$267,582
Bond Fund, 0 shares and 28,481.30 shares, respectively	$—	$353,912
NASDAQ 100 Fund, 0 shares and 34,598.81 shares, respectively	$—	$416,103
Russell 2000 Fund, 0 shares and 35,060.21 shares, respectively	$—	$471,094
Stable Value Fund, 0 shares and 50,611.21 shares, respectively	$—	$566,760

Note 4 – Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2006

Note 5 – Tax status

On December 31, 2005, the Plan adopted a standardized prototype plan sponsored by Universal Pension Inc. The Internal Revenue Service has determined and informed the Trustee by letter dated November 27, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 6 – Related Party Transactions

Administrative expenses are paid to BISYS Retirement Services, the administrator, by the plan sponsor. Thirty eight percent of the Plan’s investments are held in Bank of North Carolina stock, this is a party-in-interest transaction.

Note 7 – Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

2006
Net assets available for benefits per financial statements	$5,231,100
Other	(6,355)
Contributions receivable	(34,542)

Net assets available for benefits per Form 5500	$5,190,203

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

2006
Change in net assets available for benefits per the financial statements	$1,085,231
Other	(6,355)
Contributions	(34,542)

Change in net assets available for benefits per Form 5500	$1,044,334

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

May 31, 2006

Form 5500 - Schedule H (Part IV, Line 4i)

I.D. Number: 56-1663154

Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Interest bearing cash
	Oppenheimer Cash Reserves A	1,082,794.17 shares	$1,082,794
	MG Trust Company Contribution Account		6,355

	Total interest bearing cash		1,089,149

	Mutual Funds
	Franklin Income Fund Class R	36,025.152 shares	87,901
	Alliance Bernstein Small Value R	14,278.841 shares	237,886
	Pimco Real Return R	4,805.377 shares	51,850
	Oppenheimer Capital Appreciation A	5,989.258 shares	255,083
	Oppenheimer International Diversified A	15,864.473 shares	176,571
	Oppenheimer Main Street Small Cap Fd A	10,532.562 shares	234,350
	Real Estate Fund Class A	7,151.015 shares	146,882
	Oppenheimer US Govt Trust Fund A	11,544.47 shares	106,671
	Oppenheimer Main Street Opportunity A	16,620.844 shares	231,694
	Oppenheimer Real Asset Fund A	20,068.842 shares	162,959
	Oppenheimer Strategic Income Fund A	23,426.192 shares	96,516
	Oppenheimer Value Fund A	9,725.012 shares	236,026

	Total mutual funds		2,024,389

	Employer Securities
*	Bank of North Carolina Stock Fund	101,696.93 shares	1,971,585
*	Participant Loans	5% - 8.5%	111,435

	Total		$5,196,558

An asterisk (*) in column (a) denotes a party-in-interest to the plan.

Column (d), cost of investments, is not applicable as these are participant directed accounts.

The accompanying notes are an integral part of the financial statements.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

SCHEDULE OF NONEXEMPT TRANSACTIONS

31-May-08

Form 5500 - Schedule G (Part III)

I.D. Number 56-1663154

Plan Number 001

(a) Identity of Party Involved	(b) Relationship of Plan, Employer, or Other Party- In-Interest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Purchase Price	(e) Selling Price	(f) Lease Rental	(g) Expenses Incurred in Connection with Transaction	(h) Cost of Asset	(i) Current Value of Asset	(j) Net Gain or (Loss) on Each Transaction
Bank of North Carolina	Plan Sponsor	Loan to employer in the form of nine late deposits of employee 401 (k) deferrals (7% Interest rate)	$—	$—	$—	$—	$—	$1,038	$—

B. Exhibit List.

Exhibit 23.1	Consent of Cherry, Bekaert & Holland, L.L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank of North Carolina Savings and Profit Sharing Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Bank of North Carolina Savings and Profit Sharing Plan and Trust

Date: April 2, 2008	By:	/s/ David B. Spencer
David B. Spencer, CFO